1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776
____________
303-894-9239 www.pattonboggs.com

February 20, 2007	Robert M. Bearman 303-894-6169 rbearman@pattonboggs.com

BY EDGAR AND OVERNIGHT COURIER

Mr. Jason Wynn
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20545-7010

Re:	Rancher Energy Corp. Preliminary Proxy Statement on Schedule 14A Filed February 1, 2007 File No. 0-51425

Dear Mr. Wynn:

On behalf of Rancher Energy Corp. (the “Company”), this letter provides the Company’s response to the Staff’s comments in the Staff’s letter dated February 15, 2007 concerning the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on February 1, 2007 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s February 15, 2007 letter. Also provided with this letter is Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which is being filed with the Commission simultaneously with this letter. A blacklined copy showing the changes made to the Proxy Statement is provided for your convenience.

Proposal to Authorize the Board of Directors to Adopt and Implement a Reverse Stock Split of the Company’s Outstanding Common Stock in the Range of a One-for-Three to One-for-Five

1.
It appears that you are proposing approval of authority for “blank check” reverse stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Nevada law. Your proposal, as it currently reads, allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ratio from one-for-three to one-for-five. Why is this procedure consistent with the requirements of Nevada law for the adoption of amendments to the articles of incorporation?

WASHINGTON DC    ●    NORTHERN VIRGINIA    ●    DALLAS    ●    DENVER    ●    ANCHORAGE    ●    DOHA, QATAR

 February 20, 2007

As discussed with Mr. Wynn during our telephone conference on February 16, 2007, we have reviewed the relevant Nevada statutes and case law and contacted the Nevada Secretary of State’s office. In addition, we have reviewed proxy statements by other companies, including Nevada corporations, which provide for discretion of the Board within a range of stock splits. Pursuant to Section 78.2055 of the Nevada Revised Statutes (“NRS”), the Corporation may decrease its issued and outstanding shares of common stock without decreasing its number of authorized shares if the Board of Directors adopts a resolution setting forth the proposed decrease, and the proposed decrease is approved by the vote of the holders of a majority of the outstanding shares. The full text of the statute is attached to the Amended Proxy Statement as Appendix 5 and the text of the resolutions adopted by the Board of Directors is attached to the Amended Proxy Statement as Appendix 4. Additionally, the Company has made corresponding disclosure on page 24 of the Amended Proxy Statement. Pursuant to NRS 78.2055, the Company is not required to amend its articles of incorporation to effect a reverse stock split.

2.	We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

The Company intends to comply with Exchange Act Rule 10b-17 by providing notice of the reverse stock split to the National Association of Securities Dealers, Inc. at least ten days prior to the record date for the split. The Company has made corresponding disclosure on page 23 of the Amended Proxy Statement.

February 20, 2007

If you have any further questions, please contact me at (303) 894-6169 or Mark Goldschmidt at (303) 894-6132.

Very truly yours,

/s/ Robert M. Bearman

Robert M. Bearman

cc:  Rancher Energy Corp.
       Attn: Daniel Foley, CFO